PENN WEST ANNOUNCES ANNUAL GENERAL MEETING

FOR IMMEDIATE RELEASE, May 26, 2014

PENN WEST PETROLEUM LTD. (TSX – PWT; NYSE – PWE) (“PENN WEST”) will be hosting its Annual General Meeting on Wednesday, June 4, 2014 at 10:00 a.m. Mountain Daylight Time (12:00 p.m. Eastern Daylight Time) in the Ballroom of the Metropolitan Conference Centre, located at 333 – 4th Avenue SW, in Calgary, Alberta.

Scheduled as part of the meeting proceedings, Mr. Dave Roberts, President and CEO, will address shareholders and provide an update of Penn West’s progress on its long-term plan that was announced in November, 2013. This address will be available via audio webcast:

Date: Wednesday, June 4, 2014

Time: Approximately 10:10 a.m. MDT (12:10 p.m. EDT)

Expected Duration: 15 – 20 minutes

Audio Webcast Link:

http://event.on24.com/r.htm?e=789237&s=1&k=B993D6F71AAE1F0251DC6C8BDEA2BF9C

A replay of the audio webcast will be available after the meeting on our website at www.pennwest.com.

Electronic copies of our management proxy circular, financial statements, news releases, and other public information are available on our website at www.pennwest.com.

Penn West is one of the largest conventional oil and natural gas producers in Canada. Our goal is to be the company that redefines oil & gas excellence in western Canada. Based in Calgary, Alberta, Penn West operates a significant portfolio of opportunities with a dominant position in light oil in Canada on a land base encompassing approximately five million acres.

Penn West shares are listed on the Toronto Stock Exchange under the symbol PWT and on the New York Stock Exchange under the symbol PWE. All dollar amounts herein are in Canadian Dollars.

For further information, please contact:

PENN WEST Penn West Plaza Suite 200, 207 – 9th Avenue SW Calgary, Alberta T2P 1K3	Investor Relations: Toll Free: 1-888-770-2633 E-mail: investor_relations@pennwest.com

Phone: 403-777-2500 Fax: 403-777-2699 Toll Free: 1-866-693-2707 Website: www.pennwest.com	Clayton Paradis, Manager, Investor Relations Phone: 403-539-6343 E-mail: clayton.paradis@pennwest.com